SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 13)

DESTINATION XL GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

25065K104

(CUSIP Number)

Glenn Krevlin

600 Fifth Avenue, 11th Floor

New York, New York 10020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13D/A is being filed as an amendment (“Amendment No. 13”) to the statement on Schedule 13D/A filed on September 11, 2018 (the “Schedule 13D”) with the Securities and Exchange Commission (“SEC”) on behalf of Glenn J. Krevlin with respect to the common stock of Destination XL Group, Inc. (the “Company”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 13 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

The section entitled “Plans or Proposals of the Reporting Person” in Item 4 of Schedule 13D is amended and restated in its entirety as follows:

Plans or Proposals of the Reporting Person

On September 11, 2018, Mr. Krevlin sent to the Board of Directors of the Company the letter attached as Exhibit 1 hereto. In the letter, Mr. Krevlin indicated his interest in joining the Board of Directors of the Company and his concern with respect to the search for a new CEO of the Company.

On September 16, 2018, Mr. Krevlin sent to the Board of Directors of the Company the letter attached as Exhibit 2 hereto. In the letter, Mr. Krevlin reaffirmed his interest in joining the Board of Directors of the Company and voiced additional concerns with respect to the Company’s CEO selection process.

Except as set forth above, Mr. Krevlin has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s memorandum and articles of association and instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1	Letter to the Board of Directors of Destination XL Group, Inc., dated September 11, 2018 (previously filed)

Exhibit 2	Letter to the Board of Directors of Destination XL Group, Inc., dated September 16, 2018

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2018

/s/ Glenn J. Krevlin

Glenn J. Krevlin